March 12, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  205497010

Re:                               Farmer Bros. Co.

Form 10-K for Fiscal Year Ended June 30, 2007

File No. 000-01375

We have considered the comments in your letter of January 31, 2008 and have the following response.

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 11

1.                                       Please expand your disclosure to include the frequency and amount of  dividends declared for the two most recent fiscal years and the subsequent interim period. Additionally, consider indicating your intention to pay dividends in the future, or if no such intention exists, consider stating that fact. Refer to Item 201(c) of Regulation S-K.

Response:                             We will expand our future disclosure to include any dividend declared in the interim period prior to filing the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies — Self-Insurance Retention, page 14

2.                                       We note your disclosure of accruals for estimated losses from workers’ compensation self insurance and other self-insured deductible amounts. Please expand your disclosure to include the methods used to determine accruals for other self-insured deductibles (e.g. actuarially-adjusted loss history, event-specific loss estimates, or other methods). Also, please expand your discussion and analysis, as it relates to both workers’ compensation and self-insured deductibles, to include the significant assumptions used in estimating the accrual, and the potential financial statement effect of variability of the estimates. Please refer to Section V of release numbers 33-8350 and 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” (Release 34-48960) located on our website at:    http ://www. sec.gov/rules/interp/3 3-8350 ..htm

Response:                             We will provide additional disclosure in future filings.

Critical Accounting Policies - Retirement Plans, page 14

3.                                       We note your disclosure of significant assumptions in relation to your retirement plan valuations, including the discount rate and the estimated return on plan assets. Due to the nature of these estimates, please expand your Management’s Discussion and Analysis to quantify, within a reasonable range of outcomes for these estimates, the impact that could result from variability in the estimates. Please refer to Release 34-48960.

Response:                             We will provide additional disclosure in future filings.

Results of Operations, page 15

4.                                      We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 16 of your Results of Operations — Fiscal Years Ended June 30, 2007 and 2006 you state “net sales in fiscal 2007 increased $8,806,000 or 4%... primarily because of increased sales of allied products and an additional $5,500,000 in sales associated with CBI from the date of its acquisition” but did not discuss the business developments or external events that underlie the increase in sales of allied products. As a result, the reader of the financial statements does not have an understanding of why sales of allied products have increased. Please expand your Management’s Discussion and Analysis to explain in greater detail what business developments or external events gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to Release 34-48960.

Response:                             The significant change that occurred during fiscal 2007 was the acquisition of Coffee Bean International (“CBI”).  We will consider these comments when we prepare our discussion of Results of Operations in future filings.

5.                                         In relation to your Management’s Discussion and Analysis of net sales, please expand your disclosure to include quantitative analysis of the affect of sales volumes and price changes on total net sales and the changes therein. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:                             As in (4) above, the acquisition of CBI was the significant change that occurred in fiscal 2007. However, we will consider these comments and provide additional information in future filings.

Fiscal Years Ended June 30, 2007 and 2006 -  Comparative Information, page 16

6.                                         We note you cite higher costs of coffee brewing equipment as a driver of increased selling expenses in fiscal 2007 as compared to fiscal 2006. Please tell us the nature of these expenses and the basis for including them within selling expense.

Response:                             It is common in this industry for the coffee supplier to furnish coffee brewing equipment to customers.  Most coffee brewers cost $150 - $1,000 each and we expense those brewers when acquired by the Company.  We also service and repair coffee brewing equipment and stock a wide variety of parts that are expensed when purchased.  We will consider providing additional information in future filings.

Contractual Obligations, page 17

7.                                         Please revise to include amounts expected to be paid for pension and other postretirement benefits in your table of contractual obligations, or tell us why you believe such items should not be included within the table. Refer to Item 303(a)(5) of Regulation S-K.

Response:                             We will consider adding this to future filings.  We question whether these amounts should be included in a table of contractual obligations.  The footnotes contain a complete disclosure of these liabilities.

                 We think this comment may be appropriate for our Brewmatic Co. defined benefit plan which is required to be maintained by a union contract.  It is presently fully funded.

                 The Farmer Bros. Co. (“FBC”) defined benefit plan is not subject to any contract.  It can be terminated at any time.  It is presently fully funded and capable of meeting its obligations without additional Company contribution.  If that were to change, we would consider adding a disclosure.

                 The post retirement medical program is subject to no contractual liability; the Company may make changes to this plan at any time, and in fact did so recently.

Consolidated Balance Sheet, page 20

8.                                         We note your accounts and notes receivable are presented as “net.” Please expand your disclosure to include the amount recorded as the allowance for doubtful accounts and notes receivable. Refer to Rule 5-02.4 of Regulation S-X.

Response:                             This was eliminated from this presentation because the amounts were not material: the allowance for bad debts for each of the past three years has been less than $300,000 (it was $261,000 for fiscal 2007).

Consolidated Statements of Stockholders’ Equity, page 23

9.                                         In disclosing other comprehensive income and the beginning and ending balances of accumulated other comprehensive income, please identify the amount(s) attributable to each classification within other comprehensive income and accumulated other comprehensive income. If there is only one classification of other comprehensive income or accumulated other comprehensive income, please state that fact on the face of, or within the notes to, the financial statements. Refer to paragraphs 17 and 26 of FAS 130.

Response:                             We will revise this presentation in future filings to address these concerns.

10.                                   Please expand your presentation of other comprehensive income to include the tax effects attributable to each component and classification within other comprehensive income. Refer to paragraphs 24 and 25 of FAS 130.

Response:                             This is disclosed in the footnotes.  We will revise this presentation in future filings to address these concerns.

11.                                   It appears you have recorded the effects of adopting FAS 158 as a component of comprehensive income in the year of adoption. Please explain why you have elected to record the adoption effects as a component of comprehensive income and not as a component of the ending balance of accumulated other comprehensive income, below the measure of comprehensive income, net of tax. Refer to paragraph 16.a of FAS 158.

Response:                             This is fully disclosed in the footnotes and has been booked correctly.  It was inadvertently included in a subtotal in the current presentation.  We will revise this presentation in future filings.

Note 1. Summary of Significant Accounting Policies, page 24

12.                                 We note your acquisition of Coffee Bean International, Inc. as an existing business with its own activities, including revenues and expenses, and discreet financial information. Furthermore, from your description, we note that Coffee Bean International, Inc. has distinct categories of customers different from those of the company prior to the acquisition as well as different roasting processes which may result in different production costs and inventory flows. We also note your disclosure that roasted coffee products comprise approximately 50% of your sales while no other product accounted for more than 10 % of your revenue. Please explain whether you have considered Coffee Bean International, Inc. or roasted coffee products for separate segment reporting.  Refer to paragraph 16 of FAS 131. In your response, please identify the factors you have considered in arriving at your conclusion.

Response:                             We did consider segment reporting in connection with this acquisition, but do not believe that CBI meets the criteria to be reported as a separate segment.

•                  Our chief operating decision maker, the CEO, both before and after the acquisition of CBI, has continued to evaluate the performance of our business and make decisions about resource allocation based on the consolidated operating results of the Company, including CBI.  Most of our operating expenses are allocated internally between the selling divisions so only the consolidated income statement reflects total operations.  The Board has set the CEO’s compensation, including incentive compensation, based on the Company’s consolidated results.

•                  The CEO receives monthly consolidated results of operations, a consolidated balance sheet and results by selling division, including costs and internal allocations.

•                  The Board of Directors receives operating results quarterly with consolidated financial statements.  At board meetings sales projections are discussed on a consolidated basis and by selling division.  Costs, with internal allocations, are compared to plan and history.

•                  We believe the CBI acquisition was attractive to FBC because of the synergies we expected to derive from combining these operations.  As we move ahead with this consolidation, we are combining operations in the same manner that FBC currently operates.

•                  Products:  CBI’s product lines are complementary to FBC product lines: CBI adds a super premium specialty coffee line to the FBC line of premium and economy coffee and restaurant supplies. The combined companies now offer an expanded variety of the same basic coffee product.  We expect to produce cocoa and cappuccino mixes for CBI (they use a co-packer for these products) from our Torrance plant, and CBI will produce our flavored coffees (FBC uses a co-packer for these products) in Portland further integrating operations of FBC and CBI.

•                  Customers:  Customer base and prospects overlap.  CBI markets to coffee houses, restaurants, food service, convenience stores, private label retail and private label grocery; FBC markets to restaurants, food service, convenience stores, grocery, office retail and institutions such as hospitals and convalescent homes.

•                  Marketing: We are consolidating the two sales organizations.  We can now offer services and a product line to customers we might not have been successful selling as separate companies.  A recent example is a new, very large account signed last week:  it is a national truck stop chain that CBI has been soliciting for many months.  The account is administered by CBI in Portland, OR, and FBC will roast and package the coffee in Torrance, CA, and deliver it using the FBC fleet to the customer’s distribution centers across the nation.

•                  Manufacturing:  We are integrating the production processes of the two companies.

•                  Adding a second plant through this acquisition created redundancy in case of fire or other disaster at our main plant in Torrance, California.

•                  We are adding new roasters, additional packaging flexibility and revised material handling at FBC which will provide back-up if our Portland plant goes down.

•                  We are, this month, combining the green coffee procurement and inventory management functions of the two companies.  Although the functions will remain decentralized because of geographic location and the need for local quality control, the goal is to maximize buying power and combine purchasing expertise and inventory control between the two plants.

•                  Administration:  We are combining our back office operations.  A portion has already been combined, including payroll and employee benefits (group medical coverage, ESOP, 401(K) and defined benefit plan), and FBC’s computer software is currently being configured and CBI’s processes are being revised to add CBI this summer.

•                  Additionally, for the fiscal year ended June 30, 2007, CBI accounted for less than 10% of consolidated revenues, profits or assets.

•                  The overall direction of the changes we are making as a Company is to further combine operations.

Acquisition of Coffee Bean International, Inc., page 24

13.                                   In relation to your acquisition of Coffee Bean International, please expand your disclosure to include the pro forma information prescribed by paragraphs 54 and 55 of FAS 141.

Response:                             We relied on the guidance of Regulation S-X Rule 3-05 regarding a material business combination.  The tests include three tests, an asset, income and investment test.  We concluded that CBI was not a significant subsidiary and therefore no pro forma information was required.

14.                                   Please indicate whether you have considered the requirements to furnish separate financial statements of an acquired business and/or the requirements to furnish pro forma financial information. Refer to Rule 3-05 and Article 11 of Regulation 5-X.

Response:                                                        Based upon our analysis described in (13.) above, we do not believe this is required.

Note 2. Investments and Derivative Instruments, page 28

15.                              We note your designation of all investments and non-hedging derivative instruments as trading securities. We also note your disclosures on page 17 which state, “We do not transact in futures contracts or put options for speculative purposes.” Given this disclosure and the definition of trading securities in paragraph 12.a of FAS 115, please explain why you believe your investments and non-hedging derivatives are appropriately classified as trading securities.

Response:                             Our investment portfolio includes short term debt instruments, marketable securities (preferred stock) and some derivatives.  We believe these are appropriately classified as trading securities because of the way each portfolio is managed.

                 Our strategy for short term debt instruments combines the goals of matching debt maturities with known operating cash needs (tax payments, dividends, etc.) with the need for flexibility to meet unanticipated operating cash needs while maintaining the potential to generate profits on short term differentials in price, usually resulting from interest rate fluctuations.  While we often hold these instruments to maturity, we are always ready to take advantage of market conditions to take profit (by selling the instrument) and reinvesting.

                 The preferred stock portfolio is invested to create dividend income, enjoy capital appreciation and take advantage of not only market conditions but some inefficiencies in the market for preferred stock.  The derivatives, usually in the form of puts on treasury futures, exist to hedge some of the interest rate risk from the preferred stock.

Note 5. Employee Benefit Plans

Company Pension Plans, page 31

16.                                   Please expand your disclosure to include a reconciliation of the beginning and ending balances of the projected benefit obligation, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.a of FAS 132R.

Response:                             We will provide the additional disclosure in future filings.

17.                                   Please expand your disclosure to include a reconciliation of the beginning and ending balances of the fair value of the plan assets, identifying each appropriate component of the change, for each year a balance sheet is presented. Refer to paragraph 5.b of FAS 132R.

Response:                             We will provide the additional disclosure in future filings.

18.                                   Please expand your disclosure to include the location of the amounts recognized in the balance sheet related to the funded status of the plan, including the current arid non-current portions, at each balance sheet date presented. Refer to paragraph 5.c of FAS 132R and paragraph E.l.c of FAS 158.

Response:                             We will provide the additional disclosure in future filings.

Post Retirement Benefits, page 33

19.                                   Please expand your disclosure to include your assumptions regarding discount rates and health care cost trend rates used in deriving your APBO. Refer to paragraphs 5.j and 5.1 of FAS 132R.

Response:                             We will provide this additional disclosure in future filings.

20.                                   We note you disclose the location of amounts recognized in the statement of financial position as of June 30, 2007. However, for the comparative year you have determined that such disclosure is not required. Please refer to paragraphs S.c and 19 of FAS 132R, and revise to include this information, or tell us why you believe such disclosure is not required.

Response:                             This amount is found on the “Funded Status of the Plan” portion of the chart (on p. 33).  The “Net amount recognized as of year end” in the 2006 was ($31,436).

21.                                   You disclose that your postretirement benefit plan is unfunded, yet within the table of changes in plan assets, you attribute an increase to “Actual Return on Assets.” Please revise your disclosure to correct this inconsistency.

Response:                             You are correct: the amount of benefit paid each year should be offset by the amount of the employer contribution.  The employer contribution is incorrectly listed with the caption “Actual return on plan assets.”  This will be corrected in future filings.

22.                              Within your table of “Components of Net Periodic Postretirement Benefit Costs”, you include a line item titled “Total net periodic postretirement benefit cost/(income)” in computing the total. Please clarify your intended meaning of this line within the table, or, to the extent this is a typographical error, revise your disclosure as necessary.

Response:                             You are correct: the captions on the final lines of this section are misaligned.  This will be corrected in future filings.

Schedule II— Valuation and Qualifying Accounts

23.                                   It appears you have recorded allowances for doubtful accounts and tax asset valuations during the periods for which an audited income statement was filed. As such, please expand your disclosure to include Schedule II for these and any other valuation and qualifying accounts, or tell us why you believe such schedule is not required. Refer to Rule 5-04 of Regulation S-X.

Response:                             As we noted in item 8 above, the allowance for doubtful accounts has not been a material amount for the past three years.  Information regarding the tax asset valuation allowance is disclosed in footnote 8.  The valuation allowance of $1,376,000 was reduced to zero during fiscal 2006 and remained zero through fiscal 2007.  We don’t believe this allowance, especially since it is disclosed elsewhere, is material as compared to total assets.  Given these facts, we do not believe a Schedule II was necessary.  We will consider this in the future in the event we have another valuation account.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

24.                                   In a March 4, 2005 Staff Alert entitled “Annual Report Reminders,” the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13 a- 14(a) and 15 d- 14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-K.

Response:                             You are correct, and this has been implemented with our most recent Form 10-Q and will be continued in future filings.

If you have any further questions please contact me directly at 310-787-5241 or through my assistant Amy Clark at 310-787-5242.

Sincerely,

FARMER BROS. CO.

/s/ John E. Simmons
John E. Simmons
Treasurer and Chief Financial Officer

Cc:	James Giugliano
John Anglin
Patrick Niemann